AR/S

P.E.
12-31-01

MAY 6 2002

ASCENDANT SOLUTIONS℠

INC

02033816

2001 ANNUAL REPORT

To Our Stockholders:

This past year has been a year of re-focus for Ascendant Solutions. Our evaluation of the e-business marketplace, our product and its future led management to the decision to cease operations of its core business in May 2001. This decision was made after careful consideration of the overall business to business marketplace of our product, a lengthening sales cycle among a more skittish buyer community, the availability of capital, and the prospect of gaining long-term sales success. After that decision was made, David Bowe, our President and CEO, began to wind down the operations. At the time it was not clear if anything would be left for our stockholders. David did such a wonderful job in retiring our outstanding liabilities, reducing the workforce and settling some prior litigation that we closed the year with some cash and a plan to reposition our company for the future.

Our business plan and our intentions were good, but the company probably got caught up in all of the Internet hype like the rest of the world. We, like many others, felt like world-class yachtsmen when, in actuality, we were only riding the tide; when it began to recede, we quickly found ourselves hard aground.

Also during this past year, CLB Partners and I were able to purchase 5 million shares of the company's stock from the founder. We have worked together in the past on various business endeavors. The most notable was Columbus Realty Trust, an apartment REIT, that we eventually sold to Post Properties. We purchased our position in Ascendant Solutions for a reason. We felt it had a chance to retire its liabilities and be left with cash, a net operating loss carryforward and public stock. As it turned out, thanks in large measure to David Bowe as I mentioned earlier, we were right.

So now what do we do? Our interest is to pursue companies with substantial cash flow in industries we understand and will stand the test of time. (At the end of this letter is a Summary of our Investment Criteria.) So far, we have been excited to see a lot of different companies with sound track records and world-class leadership. It is important to us to have leaders who have passion for their business and are focused on their customers and employees. We expect the leaders of our companies to display a servant attitude and care about others' success as well as their own. We don't want the kind of person who upon first meeting spends thirty minutes talking about himself and then closes with the comment, "Well enough about me, let's turn it over to you. What do you think about me?" That kind of introduction will rush us to an early exit. The leaders of our companies will take pride in the abilities of their team to maintain its success well into the future. We are counting on that, as we're not in a position to run the day-to-day operations as well as they have. David and I have done that in our careers (with some success, depending on whom you ask!), so we understand the commitment and the difficulty of building and keeping a company at the top. We will be available to help to the extent we are needed and can be helpful, but for the most part, we will be their head cheerleaders.

David and I are committed to making this venture (some would call it an adventure!) successful. We both have significant equity stakes in the company and will derive our rewards as our stockholders are rewarded. You will not pick up a press release or see in the paper where we have realized any personal profit at the expense of our stockholders. We will always be available for your phone call or email and will respond to you promptly. We cannot promise you a certain level of return on your investment but will promise you we will do our best to make you proud.

I also expect we will not be a favorite stock for day traders as we will not be pursuing companies with "great stories." Our stock should not have a roller coaster-type swing in value. By the same token, we cannot control the market and as a result you will find times our stock may trade at a premium or discount to its intrinsic value. We will give you all the information you need to be able to clearly make your own assessment of value so that you can react accordingly.

I am really excited about 2002 and the position we are in to create value for all of our stockholders. It appears the broad economy is beginning to recover and the entry fee to participate in this recovery is low. It looks as though the tide is rising. Now, we need a few well-crafted boats!

Our annual meeting is scheduled for May 23, 2002, at our headquarters. I hope many of you can attend and bring your ideas as to how we can best reach our objectives.

Any of you who will be attending from out of town, we recommend staying at the Bradford Suites (phone 972-726-9990). It is very close to our office and you get a free breakfast! For a discounted rate, let them know you are an Ascendant Solutions' stockholder. Reservations must be made prior to May 13, 2002.

We would like to invite those of you who are coming from out of town to join David and me for dinner on May 22. If you have an interest, please call my assistant, Carol Martin, at 972-250-1037 and she will coordinate.

I hope to hear from you all. Let's have fun and really make this a success.

JmLeslie

James C. Leslie
Chairman of the Board
April 25, 2002

SUMMARY OF INVESTMENT CRITERIA:

Ascendant Solutions is seeking to invest in, or acquire, manufacturing, distribution or service companies, which typically have one or more of the following characteristics:

Stable history of profitability and positive cash flow with minimum EBITDA of $1 million

Strong management team committed to the business

Leadership or proprietary position in either product line, technology, manufacturing, service offering or distribution

Opportunity to grow internally and/or through strategic add-on acquisitions

Diversified customer base and product line

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2001

OR

☐ TRANSITION REPORT PURSUANT TO SECTON 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-27945

ASCENDANT SOLUTIONS, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**75-2900905** (I.R.S. Employer Identification No.)
15455 North Dallas Parkway, 5th Floor, Addison, Texas (Address of principal executive offices)	**75001** (Zip Code)

Registrant's telephone number, including area code: **972-764-3538**

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: **Common Stock, par value $.0001**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S–K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10–K or any amendment to this Form 10–K. ☑

At March 15, 2002 the aggregate market value of the voting stock held by non-affiliates was approximately $2,533,740.

At March 15, 2002 21,230,900 shares of common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be delivered to stockholders in connection with the Annual Meeting of Stockholders to be held May 23, 2002 are incorporated by reference into Part III.

ASCENDANT SOLUTIONS, INC.

FORM 10-K

For the Fiscal Year Ended December 31, 2001

Table of Contents

PART I.

ITEM 1. BUSINESS

The following discussion of our business contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth below under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Risks Related to Our Business," and "—Other Risks", as well as elsewhere in this Annual Report on Form 10-K.

General

On October 19, 2000, shareholders of ASD Systems, Inc. approved a corporate name change and redomestication effected by merging ASD Systems, Inc., a Texas corporation, into Ascendant Solutions, Inc. ("Ascendant" or the "Company"), a Delaware corporation and wholly-owned subsidiary of ASD Systems, Inc. The redomestication merger became effective October 20, 2000. ASD Systems, Inc. was formed as a Texas corporation in January 1998.

The Company had previously been engaged in providing call center, order management and fulfillment services on an outsourced basis to retailers and direct marketing companies located in the United States. In the fourth quarter of 2000, the Company focused on offering supply chain solutions for companies engaged in business-to-business commerce. In connection with the above, the Company sold its distribution and call center service businesses in late 2000 and early 2001.

After the Company reviewed its preliminary operating results for the first quarter of 2001 as well as the overall economic and market environment for e-commerce businesses, the Company determined that the capital requirements under its existing business plan for fiscal year 2001 were greater than the capital resources then currently available. As a result, in May 2001, the Company reduced the size and scope of its operations and implemented a plan to preserve assets and reduce its expenditures, liabilities and commitments. In connection with this action, the Company effected a reduction in workforce, whereby 58 employees were terminated during May and June 2001. Additional reductions in personnel and overhead were made throughout the remainder of 2001. The Company effected a 98% reduction in its workforce through December 31, 2001. The Company had two remaining full time employees at December 31, 2001.

As a result of the termination of its customer contracts, beginning July 1, 2001, the Company has no revenue-producing contracts or operations.

During the third and fourth quarters of 2001 the Company continued to analyze and consider various financial and strategic alternatives available to the Company, including the possible licensing or sale of its MARKETBridges software platform. By year-end 2001, the Company concluded that the licensing or sale of its MARKETBridges software platform was remote, primarily as a result of prevailing market conditions and the business failure of a key supplier to the MARKETBridges software platform. Accordingly, the Company wrote off the carrying value of its MARKETBridges software with a charge to operations of $5.9 million, which is reflected as restructuring costs in the accompanying statement of operations.

In connection with its asset preservation plan, the Company took actions to reduce expenditures, liabilities and commitments and to preserve cash. Through December 31, 2001, the Company was able to extinguish liabilities and commitments aggregating approximately $7.7 million for aggregate cash payments of approximately $1.35 million.

In December 2001, the Company revised its strategic direction to seek acquisition possibilities throughout the United States to make acquisitions or enter into other business endeavors to the extent our limited assets and personnel will allow. Our business objective is to effect a merger, acquisition of stock or assets or other business combination with an operating business that will have significant growth potential or enter into some other transaction that we believe will be in the best interests of our stockholders. No such transactions have been negotiated to date. Therefore, there can be no assurance that we will be successful in completing any business combination or other transaction.

In the event that we seek to acquire a target business, we will not limit ourselves to a particular industry. Most likely, the target business will be primarily located in the United States, although we reserve the right to acquire a target business with operations and/or locations outside the United States. In seeking a target business, we will consider, without limitation, businesses (i) which offer or provide services or develop, manufacture or distribute goods in the United States or abroad; or (ii) who are engaged in wholesale or retail distribution, among other potential target business opportunities.

We may acquire a company or business by purchasing, trading or selling the securities of such company or business. However, we do not intend to engage primarily in such activities. Specifically, we intend to conduct our activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940, and therefore avoid application of the costly and restrictive registration and other provisions of the Investment Company Act and the regulations promulgated thereunder.

In the event we engage in a transaction which results in our holding passive investment interests in a number of entities, although that is not our intention, we could become subject to the regulations under the Investment Company Act of 1940. "Passive investment interests", as defined in the Investment Company Act, essentially means investments held by persons who do not provide any type of management and/or consulting services nor are involved in the business entity in which we hold securities. In such event, we would be required to register as an investment company, which would involve our incurring significant registration and compliance costs under the Investment Company Act. We have obtained no formal determination nor have requested any ruling or interpretation from the Securities and Exchange Commission as to our status or potential status under the Investment Company Act of 1940. Consequently, any violation by us of the Investment Company Act, whether intentional or inadvertent, could subject the Company to material adverse consequences.

Client Relationships

Sears accounted for approximately 82% of our gross revenues in 2001 and 2000 and 54% of our gross revenues in 1999. The service contracts with Sears and all other customers expired or were terminated on or about June 30, 2001. The Company currently has no sources of revenue other than interest income.

Employees

As of December 31, 2001, we had a total of two employees, Mr. Bowe, the CEO, President and Chief Financial Officer and his executive assistant.

ITEM 2. PROPERTIES

Our headquarters are currently located at an office leased on a month-to-month basis in Addison, Texas.

ITEM 3. LEGAL PROCEEDINGS

On April 21, 2000, The Original Honey Baked Ham Company of Georgia, Inc. (HBH) filed suit against the Company in the United States District Court of the Northern District of Georgia for alleged injuries sustained as a result of the Company's alleged breach of contract. HBH claimed it was entitled to compensatory, incidental and consequential damages in an amount HBH alleged to be in excess of $10.0 million. The Company denied any liability, and in February 2001 filed a counterclaim against HBH to collect approximately $1.1 million in outstanding receivables from HBH.

On June 28, 2001, in order to avoid the costs, resources, and distractions of protracted litigation, as well as the inherently uncertain outcome of litigation, the Company settled its lawsuit with HBH for payment by the Company of $850,000 and the forgiveness of outstanding receivables of approximately $1.1 million. Under the terms of the settlement agreement, all pending litigation was resolved to the satisfaction of both parties. Costs related to this litigation and settlement have been reflected in selling, general and administrative expenses.

Between January 23, 2001 and February 21, 2001, five putative class action lawsuits were filed in the United States District Court for the Northern District of Texas, against the Company, certain of its directors, and a limited partnership of which a director is a partner. The five lawsuits assert causes of action under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, for an unspecified amount of damages on behalf of a putative class of individuals who purchased the Company's common stock between various periods ranging from November 11, 1999 to January 24, 2000. The lawsuits claim that the Company and the individual defendants made misstatements and omissions concerning the Company's products and customers. The Company denies the plaintiffs' allegations and intends to vigorously defend against the lawsuits.

The Company is also occasionally involved in other claims and proceedings, which are incidental to its business. We cannot determine what, if any, material affect these matters will have on our future financial position and results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Prices; Record Holders and Dividends

On May 11, 2001, the Company's stock was delisted from the Nasdaq National Market for failure to satisfy the minimum bid price requirement for continued listing set forth in Marketplace Rule 4450 (a) or (b) and commenced trading on the OTC Bulletin Board ("OTCBB"). The OTCBB is a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter ("OTC") securities. An OTC security is not listed or traded on Nasdaq or a national securities exchange, and Nasdaq has no business relationship with the issuers quoted in the OTCBB. Issuers of all securities quoted on the OTCBB are subject to periodic filing requirements with the Securities and Exchange Commission or other regulatory authority. OTCBB requirements include, among other things, a broker-dealer acting as a market maker willing to enter a quote for the securities and requires the Company to remain current in its periodic filings under the Securities Exchange Act of 1934, as amended. Even with OTCBB eligibility and trading, delisting adversely affects the ability or willingness of investors to purchase the common stock, which, in turn, severely affects the market liquidity of the Company's securities. There can be no assurance that the Company's stock will indefinitely continue to be traded on the OTCBB. See "Other Risks" discussed below.

Following is a summary of our stock's quarterly market price ranges since November 11, 1999 (the first day of trading of our common stock). The price quotations noted herein represent prices between dealers, without retail mark-ups, mark-downs or commissions and may not represent actual transactions.

	High	Low
Period November 11-December 31, 1999	$32.38	$7.94
Fiscal year 2000:		
First quarter	19.00	4.50
Second quarter	4.63	1.50
Third quarter	3.31	0.69
Fourth quarter	1.44	0.22
Fiscal year 2001:		
First quarter	0.53	0.06
Second quarter*	0.27	0.07
Third quarter*	0.28	0.07
Fourth quarter*	0.24	0.12

* These quotations represent high and low bid prices for our stock as reported by the OTCBB following the delisting of our stock on May 11, 2001.

On March 15, 2002, the last reported sale price of our common stock on the OTCBB was $0.24 per share.

At March 15, 2002, there were approximately 5,300 registered and beneficial holders of record of our common stock.

We have not paid any cash dividends on our common stock and do not anticipate declaring dividends in the foreseeable future. Our current policy is to retain earnings, if any, to finance potential acquisitions and fund operations. The future payment of dividends will depend on the results of operations, financial condition, capital expenditure plans and other factors that we deem relevant and will be at the sole discretion of our board of directors.

Use of Proceeds

(1) On November 10, 1999, the Securities and Exchange Commission declared effective the Registration Statement on Form S-1 (File No. 333-85983) relating to our initial public offering.

(2) From November 10, 1999 (the effective date of the Registration Statement) to December 31, 2001 (the ending date of this report), we expended net offering proceeds for the following uses:

◦ Construction of plant, building and facilities	$ 0
◦ Purchase and installation of machinery and equipment	$ 8,648,000
◦ Purchases of real estate	$ 0
◦ Acquisition of other businesses	$ 0
◦ Repayment of indebtedness	$ 4,135,000
◦ Working capital	$24,893,000
◦ Temporary investments	$ 4,204,000*

All of the payments referenced above were direct or indirect payments to others.

* Pending final application of the net proceeds of the offering, we have invested such proceeds primarily in cash and cash equivalents.

We have approximately $4.2 million remaining from the proceeds derived from the offering. Our management has broad discretion in the application of these remaining proceeds and may use them to acquire manufacturing, distribution or service companies. Our stockholders will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with the financial statements, the notes to such statements and the information under "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" beginning on page 7 of this *Annual Report on Form 10-K.* The statement of operations data for the period from January 1, 1996 through December 20, 1996; the period from December 21, 1996 through October 13, 1997; the period from October 14, 1997 through December 31, 1997 and the years ended December 31, 1998, 1999, 2000 and 2001; and the balance sheet data at December 20, 1996; October 13, 1997; December 31, 1997; December 31, 1998; December 31, 1999, December 31, 2000 and December 31, 2001 are derived from our audited financial statements. The selected financial data for all periods ending on or prior to December 31, 1997, include information derived from the order management and fulfillment business of our predecessors as follows:

Predecessor name	Period of operation
Athletic Supply of Dallas, Inc.	January 1, 1996 through December 20, 1996
Athletic Supply of Dallas, LLC	December 21, 1996 through October 13, 1997
ASD Partners, Ltd.	October 14, 1997 through December 31, 1997

The unaudited pro forma net income (loss) information for the periods ended December 20, 1996; October 13, 1997 and December 31, 1997 reflect a tax provision computed by applying the anticipated effective tax rate of approximately 37% to pretax income. The unaudited pro forma basic and diluted net income (loss) per share information for the periods ended on or prior to December 31, 1997 have been calculated as if based on the number of shares of common stock outstanding at January 1, 1998.

As a result of the termination of its customer contracts, beginning July 1, 2001, the Company has no revenue-producing contracts or operations.

	Predecessors						
	Period from January 1, 1996 through December 20, 1996	Period from December 21, 1996 through October 13, 1997	Period from October 14, 1997 through December 31, 1997	Year ended December 31, 1998	1999	2000	2001
	(in thousands, except per share data)						
Statements of Operations Data:							
Revenues	$6,826	$ 4,882	$2,574	$ 8,020	$ 12,313	$ 8,405	$ 2,284
Cost of revenues	2,094	2,686	1,248	5,051	9,701	5,279	2,242
Gross profit	4,732	2,196	1,326	2,969	2,612	3,126	42
Operating expenses:							
Selling, general and administrative expenses	2,819	2,649	1,074	4,258	10,035	18,835	10,068
Depreciation and amortization	517	367	252	1,084	1,482	2,473	2,158
Restructuring costs	—	—	—	—	—	2,460	5,892
Total operating expenses	3,336	3,016	1,326	5,342	11,517	23,768	18,118
Operating income (loss)	1,396	(820)	—	(2,373)	(8,905)	(20,642)	(18,076)
Interest income (expense), net	—	—	(27)	(233)	98	1,589	364
Gain (loss) on sale of assets	—	—	—	—	—	(481)	95
Net income (loss)	$1,396	$ (820)	$ (27)	$ (2,606)	$ (8,807)	$(19,534)	$(17,617)
Preferred stock dividend				—	(6,000)	—	—
Accretion of preferred stock discount				—	(1,145)	—	—
Net loss attributable to common shareholders				$ (2,606)	$(15,952)	$(19,534)	$(17,617)
Basic and diluted net loss per share				$ (0.43)	$ (1.39)	$ (0.92)	$ (0.83)
Unaudited Pro Forma Data:							
Net income (loss)	$1,396	$ (820)	$ (27)				
Basic and diluted net income (loss) per share	$ 0.15	$ 0.14	$(0.01)				
Shares used in computing basic and diluted net income (loss) per share	6,000	6,000	6,000	6,000	11,464	21,173	21,231

	December 20, 1996	October 13, 1997	December 31, 1997	1998	1999	2000	2001
Balance Sheet Data:							
Cash and cash equivalents	$ —	$ —	$ 97	$ —	$ 37,278	$ 16,837	$ 4,204
Working capital (deficit)	1,126	(1,629)	(442)	(2,575)	36,995	15,139	4,000
Total assets	2,693	1,262	3,624	3,266	44,453	25,482	4,361
Long-term debt (including current maturities)	—	—	1,754	1,360	1,020	680	—
Division equity	2,263	820	—	—	—	—	—
Partners' capital	—	—	943	—	—	—	—
Shareholders' equity (deficit)	—	—	—	(16,664)	41,048	21,628	4,011

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with "Selected Financial Data" and our financial statements and notes thereto included elsewhere in this report. Except for the historical information contained herein, the discussion in this report contains certain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ significantly from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below under "Risks Related to Our Business," and "Other Risks." Our forward-looking statements are based on the current expectations of management, and we assume no obligation to update this information. The cautionary statements made in this report should be read as being applicable to all related forward-looking statements, wherever they appear in this report.

Overview

The Company had previously been engaged in providing call center, order management and fulfillment services on an outsourced basis to retailers and direct marketing companies located in the United States. In the fourth quarter of 2000, the Company focused on offering supply chain solutions for companies engaged in business-to-business commerce. In connection with the above, the Company sold its distribution and call center service businesses in late 2000 and early 2001.

After the Company reviewed its preliminary operating results for the first quarter of 2001 as well as the overall economic and market environment for e-commerce businesses, the Company determined that the capital requirements under its existing business plan for fiscal year 2001 were greater than the capital resources then currently available. As a result, in May 2001, the Company reduced the size and scope of its operations and implemented a plan to preserve assets and reduce its expenditures, liabilities and commitments. In connection with this action, the Company effected a reduction in workforce, whereby 58 employees were terminated during May and June 2001. Additional reductions in personnel and overhead were made throughout the remainder of 2001.

As a result of the termination of its customer contracts, beginning July 1, 2001, the Company has no revenue-producing contracts or operations.

The Company effected a 98% reduction in its workforce through December 31, 2001. Severance costs relating to the employee terminations included in the results of operations for the year ended December 31, 2001 were approximately $1.5 million. The Company had two remaining full time employees at December 31, 2001.

During the third and fourth quarters of 2001, the Company continued to analyze and consider various financial and strategic alternatives available to the Company, including the possible licensing or sale of its MARKETBridges software platform. By year-end 2001, the Company concluded that the licensing or sale of its MARKETBridges software platform was remote, primarily as a result of prevailing market conditions and the business failure of a key supplier to the MARKETBridges software platform. Accordingly, the Company wrote off the carrying value of its MARKETBridges software with a charge to operations of approximately $5.9 million, which is reflected as restructuring costs in the accompanying statement of operations.

In connection with its asset preservation plan, the Company took actions to reduce expenditures, liabilities and commitments and to preserve cash. Through December 31, 2001, the Company was able to extinguish liabilities and commitments aggregating approximately $7.7 million for aggregate cash payments of approximately $1.35 million.

In December 2001, the Company revised its strategic direction to acquire manufacturing, distribution or services companies and began actively seeking out possible acquisition candidates. The Company is currently seeking to most effectively deploy its remaining cash, debt capacity (if any) and its net operating loss carryforwards. There can be no assurance that the Company will be successful in any of its acquisition endeavors.

NASDAQ Delisting

On May 11, 2001, the Company's stock was delisted from the Nasdaq National Market for failure to satisfy the minimum bid price requirement for continued listing set forth in Marketplace Rule 4450 (a) or (b) and commenced trading on the OTC Bulletin Board ("OTCBB"). The OTCBB is a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter ("OTC") securities. An OTC security is not listed or traded on Nasdaq or a national securities exchange, and Nasdaq has no business relationship with the issuers quoted in the OTCBB. Issuers of all securities quoted on the OTCBB are subject to periodic filing requirements with the Securities and Exchange Commission or other regulatory authority. OTCBB requirements include, among other things, a broker-dealer acting as a market maker willing to enter a quote for the securities and requires the Company to remain current in its periodic filings under the Securities Exchange Act of 1934, as amended. Even with OTCBB eligibility and trading, delisting adversely affects the ability or willingness of investors to purchase the common stock, which, in turn, severely affects the market liquidity of the Company's securities. There can be no assurance that the Company's stock will indefinitely continue to be traded on the OTCBB. See "Other Risks" discussed below.

Results of Operations

Comparison of the Year Ended December 31, 2001 to the Year Ended December 31, 2000.

Revenues. Our revenues decreased 73% to $2.3 million for the year ended December 31, 2001 from $8.4 million for the year ended December 31, 2000. The decrease in revenue over the period was due primarily to the December 2000 sale of our fulfillment operations, the February 2001 sale of our call center operations and the termination of client contracts on or about June 30, 2001. Through June 2001, we continued to provide services for Sears, which accounted for 82% of total revenues for the six months ended June 30, 2001 and June 30, 2000. Beginning July 1, 2001, the Company had no revenue-producing contracts nor does it expect any in the foreseeable future.

Cost of Revenues. Cost of revenues for the year ended December 31, 2001 decreased 58% over that of the previous year. The decrease was mainly derived from the suspension of all revenue-producing operations on or about June 30, 2001 and from reductions in personnel and the sale of the Company's fulfillment and call center operations in December 2000, and February 2001, respectively. Beginning July 1, 2001, the Company had no revenue-producing contracts nor does it expect any in the foreseeable future.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses decreased 46% to $10.1 million for the year ended December 31, 2001 from $18.8 million for the year ended December 31, 2000. The comparability of the current year to the prior year is hampered by the change in our operations. In 2000, we were a provider of systems, call center services and fulfillment operations. In 2001, we were a software solutions provider. In addition, during the second half of 2001, we had no revenue-producing contracts in place. These decreases are net of the additional costs associated with litigation and settlement of the lawsuit between the Company and HBH and the severance costs incurred in the last two quarters of 2001. The Company will continue to incur expenses in connection with investigating potential acquisitions and meeting general corporate overhead expenses, including the payment of salaries for the Company's two remaining employees.

Depreciation and Amortization. Depreciation and amortization expense decreased by 12% to $2.2 million for the year ended December 31, 2001 from $2.5 million for the year ended December 31, 2000. The decrease is primarily due to the discontinuation of depreciation and amortization on July 1, 2001 when we commenced to evaluate the recoverability of recorded assets. The decrease was partially offset by an acceleration of the amortization of capitalized call center software that ceased to be in operations after termination of call center systems services on June 30, 2001 and increased amortization related to 2001 capitalized software expenditures of approximately $4.7 million.

Restructuring costs. In light of prevailing market conditions and the business failure of a key supplier to the MARKETBridges software platform, the Company wrote off the carrying value of its MARKETBridges software with a charge to operations of $5.9 million in 2001. During the second quarter of 2000, the Company restructured its business operations and terminated its internal software development effort associated with its browser-based software platform, wrote off the capitalized costs incurred to develop the software and incurred restructuring costs for a total charge against 2000 operations of $2.5 million.

Interest income (expense), net. For the year ended December 31, 2001 interest income, net of expense, was approximately $364,000 compared to approximately $1.6 million in net interest income for the prior year. The decrease is due to the decrease in cash and cash equivalents from $16.8 million at December 31, 2000 to $4.2 million at December 31, 2001.

Gain (loss) on sale of assets. The Company incurred a loss on sale of assets of $481,000 in 2000 versus a gain of $95,000 in 2001. The 2000 loss resulted from the sale of fulfillment and call center assets. By December 31, 2001, the Company had sold or disposed of substantially all of its property and equipment except for approximately $6,000 in administrative assets still in use and $5,000 in assets held for sale.

Comparison of the year ended December 31, 2000 to the year ended December 31, 1999.

Revenues. Our revenues decreased 32% to $8.4 million for the year ended December 31, 2000 from $12.3 million for the year ended December 31, 1999. The decrease in revenue over the period was due in part to the loss of clients which provided significant revenue during the year ended December 31, 1999. Specifically, in 1999, e4L, Inc. and HBH accounted for approximately 22% and 9%, respectively, of our total revenues and two other clients accounted for an aggregate of 5% of our total revenues for this period. Sears accounted for 82% of total revenues for the year ended December 31, 2000 and 54% of total revenues for the year ended December 31, 1999. However, our overall revenue from Sears declined by 27% in 2000 compared to 1999, primarily as a result of lower transaction volume produced by Sears' sales.

Cost of Revenues. Cost of revenues decreased 45% to $5.3 million for the year ended December 31, 2000 from $9.7 million for the year ended December 31, 1999. The decrease in cost of revenues resulted primarily from the decrease in sales, the implementation of cost reduction measures, as well as realizing a portion of our revenues through higher margin systems business. As a percentage of revenues, cost of revenues was 63% for the year ended December 31, 2000 and 79% for the year ended December 31, 1999.

Selling, General and Administrative Expenses. For the year ended December 31, 2000, our selling, general and administrative (SG&A), expense was $18.8 million compared to $10.0 million for the same period of 1999, an increase of 88%. Approximately $3.8 million of this increase in total SG&A expense was associated with salaries and related benefits, especially in the first two quarters when we experienced higher than normal staffing levels in anticipation of revenues that did not materialize. In addition, approximately $2.8 million of this increase in total SG&A expense was associated with increased professional and consulting fees, including legal fees, accounts receivable reserve and other costs in connection with the HBH litigation, and $0.7 million in increased marketing and advertising costs, some of which had been committed in 1999. SG&A expense increased to 224% of revenues for the year ended December 31, 2000 from 81% for the year ended December 31, 1999.

Depreciation and Amortization. For the year ended December 31, 2000, depreciation and amortization expense was $2.5 million compared to $1.5 million for the same period of 1999, an increase of 67%. The increase corresponds with the increase in computer equipment purchased for internal and client use and amortization of software development costs.

Restructuring costs. In May 2000, we terminated the internal development of Project Mercury, our browser-based software platform and eliminated related software development personnel. In addition, we completed a thorough reorganization and eliminated other personnel. The write-off of the internal software development, plus the severance and other costs related to these events, resulted in restructuring costs of $2.5 million.

Interest income (expense), net. For the year ended December 31, 2000 interest income net of expense was approximately $1.6 million compared to approximately $0.1 million in net interest income for the prior year. The interest income for the year ended December 31, 2000 is attributed to a full year's interest income on remaining proceeds from our initial public offering (IPO) as compared to related interest income for less than two months after our IPO in 1999.

Loss on sale of assets. In 2000, the Company incurred a loss related to the sale of its fulfillment and call center assets of $481,000. There was no comparable loss in 1999.

Factors Affecting Operating Results

As a result of our reduction in operations, period-to-period comparison of our operating results is not meaningful and should not be relied upon as an indicator of future performance. Beginning July 1, 2001, the Company had no revenue-producing contracts nor does it expect any in the foreseeable future. We expect our future operating results to fluctuate. Factors that are likely to cause these fluctuations include:

- our ability to successfully defend outstanding litigation;
- our ability to preserve the Company's assets and reduce expenditures;
- our ability to effectively deploy our remaining cash, debt capacity (if any) and our net operating loss carryforwards; and
- our ability to locate and successfully acquire one or more business enterprises.

Seasonality

Our revenues and business have historically been seasonal. In view of the termination of our customer contracts, we no longer expect a seasonal component to our business, although it is possible if we are successful in acquiring a business that such business could be seasonal.

Liquidity and Capital Resources

At December 31, 2001, the Company had liquidated substantially all liabilities and commitments and had reduced the size of its work force to two personnel, Mr. Bowe, the CEO, President and Chief Financial Officer and his executive assistant.

At December 31, 2001, the Company had approximately $4.2 million in cash and $4.0 million in working capital. The Company is actively pursuing the acquisition of a profitable business enterprise. There can be no assurance that the Company will be successful in its acquisition efforts.

The Company does not currently have any revenue-producing operations to offset current operating expenses. The adequacy of the Company's liquidity and capital resources will be largely dependent upon future acquisition activities. The Company will continue to incur expenses in connection with investigating potential acquisitions and meeting general corporate overhead expenses, including the payment of salaries for the Company's two remaining employees.

Historical Information

Since inception in January 1998, we have financed our operations principally through funds from the private and public placement of equity securities. We completed our initial public offering of 5,750,000 shares of common stock in November 1999, which yielded net proceeds of approximately $41.9 million. Prior to the initial public offering, we also supplemented our capital needs with short-term borrowings under a bank credit facility. As of December 31, 2001, we had working capital of approximately $4.0 million as compared to approximately $15.1 million at December 31, 2000. We collected approximately $1.2 million from the sale of assets during 2001.

For the year ended December 31, 2001, net cash used in operating activities was approximately $9.9 million compared to approximately $15.6 million for the year ended December 31, 2000. The decrease in cash used resulted primarily from reductions in operations during 2001 and the sale of the Company's fulfillment and call center operations in December 2000 and February 2001.

Our capital expenditures amounted to approximately $3.5 million for the year ended December 31, 2001 and approximately $4.6 million for the year ended December 31, 2000.

At December 31, 2001, we had approximately $48.0 million of federal and state net operating loss carryforwards available to offset future taxable income, which, if not utilized, will fully expire from 2018 to 2021. The Company believes that the issuance of shares of its common stock pursuant to its initial public offering on November 15, 1999 caused an "ownership change" for purposes of Section 382 of the Internal Revenue Code of 1986, as amended. Consequently, the Company believes that the portion of the Company's net operating loss carryforward attributable to the period prior to November 16, 1999 is subject to an annual limitation pursuant to Section 382. Our total deferred tax assets have been fully reserved as a result of the uncertainty of future taxable income. Accordingly, no tax benefit has been recognized in the periods presented.

Risks Related to Our Business

We have eliminated substantially all operations and have no current sources of ongoing revenues.

In May 2001, the Board of Directors determined that the capital requirements under its existing business plan for fiscal year 2001 were greater than currently available capital resources and, therefore in May 2001, we reduced a substantial portion of our operations. Operations were reduced further in June 2001 when various contracts, including Sears, expired or were terminated and further headcount reductions occurred. The Board of Directors was engaged for the rest of 2001 in analyzing and considering various financial and strategic alternatives available to the Company, including the possible licensing or sale of the Company's MARKETBridges software platform as well as continuing to negotiate with its creditors in an attempt to reduce its liabilities and commitments. By year-end 2001, the Company had liquidated substantially all continuing liabilities and commitments and wrote-off the remaining carrying value of its MARKETBridges software.

Although we are taking actions to preserve cash, expenditures are expected to continue and the Company currently has no ongoing source of revenue from operations. Our cash and cash equivalents at December 31, 2001 were approximately $4.2 million and working capital was approximately $4.0 million. There can be no assurance that the Company will be successful in completing any of the strategic alternatives it is presently pursuing. As a result, no assurance can be given that the Company's cash will be sufficient to fund the Company's future working capital requirements.

We have a history of losses and negative cash flow and anticipate continued losses.

Since our formation on January 1, 1998, we have incurred operating losses and negative cash flow. As of December 31, 2001, we had an accumulated deficit of approximately $55.7 million. In addition, for the periods ended October 13, 1997 and December 31, 1997, predecessors to the Company also experienced net losses. We have not achieved profitability and expect to continue to incur operating losses for the foreseeable future.

We have terminated certain contracts and we may be exposed to potential liability for actual or perceived failure to provide required services.

The Company has terminated all of its ongoing revenue-generating contracts. We may be exposed to potential claims for damages caused to an enterprise, as a result of an actual or perceived failure of our services or breach of the contracts that were in place. The Company may be unable to pay expenses or liabilities that may arise out of any possible legal claims. We cannot predict the outcome of any potential legal claims.

We are currently in litigation and may be subject to additional litigation in the future.

See Part II. Other Information (Item 1—Legal Proceedings) for a discussion of current pending litigation.

Our current litigation, plus any future claims, with or without merit, may result in substantial costs and divert management's attention and resources, which may seriously harm our business, prospects, financial condition and results of operations and may also harm our reputation, all of which may have a material adverse effect on our ability to pursue various strategic and financial alternatives as well as have a material adverse effect on our stock price. The Company may be unable to pay expenses or liabilities that may arise out of any possible legal claims. We cannot predict the outcome of any potential legal claims.

We have limited funds and may require additional financing.

We have very limited funds, and such funds may not be adequate to take advantage of available business opportunities. Even if our funds prove to be sufficient to acquire an interest in, or complete a transaction with, an operating company, we may not have enough capital to exploit the opportunity. Our ultimate success may depend upon our ability to raise additional capital. We have not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until we determine a more definitive and specific need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to us. If not available, our operations will be limited to those that can be financed with our existing capital.

We have no operating business.

As of December 31, 2001, we had terminated our prior operations and have no relevant operating history. We face all of the risks of a new business and the special risks inherent in the investigation, acquisition, or involvement in a new business opportunity. We must be regarded as a new or "start-up" venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

We cannot provide any assurance of success or profitability.

There is no assurance that we will acquire a favorable business opportunity. Even if we should become involved in a business opportunity, there is no assurance that such acquisition will be successful or profitable or that the market price of our stock will be increased thereby.

We are subject to reporting requirements that may delay or preclude acquisition.

Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by us. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

We have not committed to enter into specific business opportunities.

While we are reviewing opportunities with various businesses, we have no commitments to enter into or acquire a specific business opportunity and therefore we cannot disclose the risks and hazards of a business or opportunity that we may enter into except in a general manner. An investor can expect a potential business opportunity to be quite risky. Our acquisition of or participation in a business opportunity will likely be highly illiquid and could result in a total loss to us and our stockholders if the business or opportunity proves to be unsuccessful. It is possible that we may elect to enter into a transaction with a business entity having no significant or only limited operating history, may have a cumulative deficit and operating or other losses, limited or no potential for immediate earnings, limited assets, negative net worth or other characteristics which may be considered negative by the investment community. There is no assurance that we will be able to negotiate a transaction on favorable terms and conditions, if at all.

We are not likely to conduct an exhaustive investigation in connection with an acquisition opportunity.

Our limited funds and limited management personnel will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before we commit our capital or other resources thereto. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if we had more funds or personnel available to us, would be desirable. We will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking our participation. A significant portion of our available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not any business opportunity investigated is eventually acquired.

We are not likely to be able to diversify our acquisitions or operations.

Because of the limited financial resources that we have, it is unlikely that we will be able to diversify our acquisitions or operations. Our probable inability to diversify our activities into more than one area will subject us to economic fluctuations within a particular business or industry and therefore increase the risks associated with our operations.

We may enter into a leveraged transaction in connection with an acquisition opportunity.

There is a possibility that any acquisition of a business opportunity by us may be leveraged, i.e., we may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity. This could increase our exposure to larger losses. A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

We are dependent upon management.

The Company currently has only one individual who is serving as its CEO, President and Chief Financial Officer. The Company is heavily dependent upon his skills, talents and abilities to implement its business plan. Because investors will not be able to evaluate the merits of possible business acquisitions by the Company, they should critically assess the information concerning the Company's management and Board of Directors.

There is a scarcity of and competition for business opportunities and combinations.

We are and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of operating business entities. A large number of established and well-financed entities, including venture capital firms, are active in seeking mergers and acquisitions of operating companies, some of which may also be potential merger or acquisition candidates for the Company. Many such entities targeting business acquisition transactions have significantly longer operating history, greater financial resources, technical expertise and managerial capabilities than we have and, consequently, we may be at a competitive disadvantage in identifying possible business opportunities and successfully completing a transaction on acceptable terms and conditions. Moreover, we may also compete with numerous other small public companies in seeking merger or acquisition candidates. These competitive conditions may exist in any industry in which we may become interested. In addition, some acquisition candidates may negatively regard our prior history.

Restrictions on Net Operating Loss Carryforwards.

At December 31, 2001, the Company had accumulated approximately $48 million of federal and state net operating loss carryforwards, which may be used to offset taxable income and reduce income taxes in future years. The use of these losses to reduce future income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. The carryforwards, if not fully utilized, will expire from 2018 to 2021. Section 382 of the Internal Revenue Code of 1986, as amended (the "Code") imposes an annual limitation on the portion of the Company's net operating loss carryforwards that may be used to offset taxable income. The Company believes that the issuance of shares of common stock pursuant to the initial public offering on November 15, 1999 caused an "ownership change" for purposes of Section 382 of the Code on such date. Consequently, the Company believes that utilization of the portion of the Company's net operating loss carryforwards attributable to the period prior to November 16, 1999 is limited by Section 382 of the Code. The date of an "ownership change" is based upon a factual determination of the value of the stock of the Company on such date. If the "ownership change" was determined to have occurred at a date after November 15, 1999, additional net operating loss carryforwards would be limited by Section 382 of the Code. In addition, a second "ownership change" may occur in the future as a result of future changes in the ownership of the Company's stock, including the issuance by the Company of stock in connection with the acquisition of a business by the Company. A second "ownership change" would result in Code Section 382 limiting the Company's deduction of its future net operating loss carryforwards.

We are controlled by principal stockholders, officers and directors.

Our principal stockholders, officers and directors beneficially own approximately 50% of our Common Stock. As a result, such persons may have the ability to control and direct our affairs and business. Such concentration of ownership may also have the effect of delaying, deferring or preventing a change in control.

Other Risks

Our stock has been delisted from The Nasdaq National Market.

On May 11, 2001 the Company's stock was delisted from The Nasdaq National Market for failure to satisfy the minimum bid price requirement for continued listing set forth in Marketplace Rule 4450(a) or (b) and commenced trading on the OTC Bulletin Board ("OTCBB"). The OTCBB is a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter ("OTC") securities. An OTC security is not listed or traded on Nasdaq or a national securities exchange, and Nasdaq has no business relationship with the issuers quoted in the OTCBB. Issuers of all securities quoted on the OTCBB are subject to periodic filing requirements with the Securities and Exchange Commission or other regulatory authority.

Even with OTCBB eligibility and trading, delisting adversely affects the ability or willingness of investors to purchase the common stock, which, in turn, severely affects the market liquidity of the Company's securities. The delisting of our common stock means that, among other things, fewer investors have access to trade our common stock, which will limit our ability to raise capital through the sale of our securities.

In addition, our common stock is subject to penny stock regulations, which could cause fewer brokers and market makers to execute trades in our common stock. This is likely to hamper our common stock trading with sufficient volume to provide liquidity and could cause our stock price to further decrease. The penny stock regulations require that broker-dealers who recommend penny stocks to persons other than institutional accredited investors must make a special suitability determination for the purchaser, receive the purchaser's written consent to the transaction prior to the sale and provide the purchaser with risk disclosure documents which identify risks associated with investing in penny stocks. These requirements have historically resulted in reducing the level of trading activity in securities that become subject to the penny stock rules. Holders of our common stock may find it more difficult to sell their shares of common stock, which is expected to have an adverse effect on the market price of the common stock.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We currently do not engage in commodity futures trading or hedging activities and do not enter into derivative financial instrument transactions for trading or other speculative purposes. We also do not currently engage in transactions in foreign currencies or in interest rate swap transactions that could expose us to market risk.

We may be exposed, in the normal course of doing business, to market risk through changes in interest rates. We currently minimize such risk by investing our temporary cash in overnight money market instruments. As a result, we do not believe that we have a material interest rate risk to manage.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT AUDITORS

Stockholders and Board of Directors
Ascendant Solutions, Inc.

We have audited the accompanying balance sheet of Ascendant Solutions, Inc. (the "Company") as of December 31, 2001 and 2000, and the related statements of operations, stockholders equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ascendant Solutions, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Dallas, Texas
February 22, 2002

ASCENDANT SOLUTIONS, INC.

BALANCE SHEETS

(000's omitted, except per share amounts)

	December 31, 2001	December 31, 2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 4,204	$ 16,837
Accounts receivable, less allowance for doubtful accounts of $1,254 at December 31, 2000	26	1,376
Prepaid expenses	120	440
Total current assets	4,350	18,653
Property and equipment, net	6	5,781
Assets held for sale	5	1,000
Other assets	—	48
Total assets	$ 4,361	$ 25,482
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 234	$ 1,583
Accrued liabilities	116	1,211
Deferred revenue	—	380
Current portion of long-term debt	—	340
Total current liabilities	350	3,514
Long term debt	—	340
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.0001 par value:		
Authorized shares—1,000,000		
Issued and outstanding—none	—	—
Class A common stock, $0.0001 par value:		
Authorized shares—50,000,000		
Issued and outstanding shares—21,230,900 at December 31, 2000 and 21,097,400 at December 31, 1999	2	2
Class B common stock, $.0001 par value:		
Issued and outstanding—none	—	—
Additional paid-in capital	59,718	59,718
Accumulated deficit	(55,709)	(38,092)
Total stockholders' equity	4,011	21,628
Total liabilities and stockholders' equity	$ 4,361	$ 25,482

See accompanying notes

ASCENDANT SOLUTIONS, INC.

STATEMENTS OF OPERATIONS

(000's omitted, except per share amounts)

	Year Ended December 31,		
	2001	2000	1999
Revenues	$ 2,284	$ 8,405	$ 12,313
Cost of revenues	2,242	5,279	9,701
Gross profit	42	3,126	2,612
Operating expenses:			
Selling, general and administrative expenses	10,068	18,835	10,035
Depreciation and amortization	2,158	2,473	1,482
Restructuring costs	5,892	2,460	—
Total operating expenses	18,118	23,768	11,517
Operating loss	(18,076)	(20,642)	(8,905)
Interest income (expense), net	364	1,589	98
Gain (loss) on sale of assets	95	(481)	—
Net loss	(17,617)	(19,534)	(8,807)
Preferred stock dividend	—	—	(6,000)
Accretion of preferred stock discount	—	—	(1,145)
Net loss attributable to common stockholders	$(17,617)	$(19,534)	$(15,952)
Basic and diluted net loss per share	$ (0.83)	$ (0.92)	$ (1.39)
Shares used in computing basic and diluted net loss per share	21,231	21,173	11,464

See accompanying notes

ASCENDANT SOLUTIONS, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

(000's omitted)

	Series A Convertible Preferred Stock	Common Stock Class A		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
		Shares	Amount			
Balance at December 31, 1998	$ —	6,000	1	$ 942	$ (2,606)	$ (1,663)
Issuance of common stock in a private transaction	—	4,500	—	4,145	—	4,145
Issuance of series A convertible preferred stock		5,745		—		—
Issuance of warrants	—	—	—	636	(636)	—
Issuance of common stock in a public offering	—	5,750	1	41,882	—	41,883
Conversion of series A convertible stock to common stock	(5,745)	2,250	—	6,000	(255)	—
Preferred stock dividend resulting from beneficial conversion	—	—	—	6,000	(6,000)	—
Accretion of preferred stock discount	—	—	—	—	(255)	(255)
Conversion of warrants into common stock	—	2,597	—	(1)	—	(1)
Net loss	—	—	—	—	(8,806)	(8,806)
Balance at December 31, 1999	—	21,097	2	59,604	(18,558)	41,048
Exercise of options	—	134	—	134	—	134
Cashless exercise of warrants	—	—	—	(20)	—	(20)
Net loss	—	—	—	—	(19,534)	(19,534)
Balance at December 31, 2000	—	21,231	2	59,718	(38,092)	21,628
Net loss	—	—	—	—	(17,617)	(17,617)
Balance at December 31, 2001	$ —	21,231	$ 2	$59,718	$(55,709)	$ 4,011

See accompanying notes

ASCENDANT SOLUTIONS, INC.

STATEMENTS OF CASH FLOWS

(000's omitted)

	Year Ended December 31, 2001	2000	1999
Operating Activities			
Net Loss	$(17,617)	$(19,534)	(8,807)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	2,158	2,473	1,482
Gain on disposal of property and equipment	(95)	—	—
Write-off of property and equipment	967		
Write-off of computer software	5,892	—	—
Provision for doubtful accounts	(1,254)	1,154	50
Write-off of accounts receivable	—	—	1,528
Equipment conveyed in settlement of office lease obligation	96	—	—
Gain on early extinguishment of debt	(295)	—	—
Changes in operating assets and liabilities:			
Accounts receivable	2,604	(151)	(2,622)
Prepaid expenses and other assets	368	(372)	(63)
Accounts payable	(1,349)	(65)	952
Accrued liabilities	(1,086)	472	264
Deferred revenue	(380)	380	—
Net cash used in operating activities	(9,991)	(15,643)	(7,216)
Investing Activities			
Proceeds from sale of call center and other assets	1,234	—	—
Purchases of property and equipment	(3,481)	(4,572)	(4,284)
Net cash used in investing activities	(2,247)	(4,572)	(4,284)
Financing Activities			
Borrowings payments on revolving line of credit	—	—	(2,400)
Proceeds from issuances of common stock	—	—	46,028
Exercise of stock options and warrants	—	114	—
Net proceeds from issuance of series A convertible preferred stock	—	—	5,745
Net proceeds from issuance of series B mandatorily redeemable preferred stock	—	—	5,745
Redemption of series B mandatorily redeemable preferred stock	—	—	(6,000)
Borrowings of long-term debt	—	—	1,796
Payments of long-term debt	(395)	(340)	(2,136)
Net cash provided by (used in) financing activities	(395)	(226)	48,778
Net increase (decrease) in cash and cash equivalents	(12,633)	(20,441)	37,278
Cash and cash equivalents at beginning of year	16,837	37,278	—
Cash and cash equivalents at end of year	$ 4,204	$ 16,837	$37,278
Noncash Investing and Financing Activities:			
Preferred stock dividends	$ —	$ —	$ (6,000)
Accretion of preferred stock discount	$ —	$ —	$ (1,146)

See accompanying notes

1. Organization and Significant Accounting Policies

Description of Business

The Company had previously been engaged in providing, customer care, order management and processing as well as fulfillment services on an outsourced basis to retailers and direct marketing companies located in the United States. In the fourth quarter of 2000, the Company focused on offering supply chain solutions for companies engaged in business-to-business commerce. In connection with the above, the Company sold its distribution and call center service businesses in late 2000 and early 2001. In December 2001, the Company revised its strategic direction to acquire manufacturing, distribution or services companies and began actively seeking out possible acquisition candidates.

Reduction in Size and Scope of Operations

After the Company reviewed its preliminary operating results for the first quarter of 2001 as well as the overall economic and market environment for e-commerce businesses, it determined that the capital requirements under its existing business plan for fiscal year 2001 were greater than the capital resources then currently available. As a result, in May 2001, the Company reduced the size and scope of its operations and implemented a plan to preserve assets and reduce its expenditures, liabilities and commitments. In connection with this action, the Company effected a reduction in workforce, whereby 58 employees were terminated during May-June 2001. Additional reductions in personnel and overhead were made throughout the remainder of 2001.

The Company effected a 98% reduction in its workforce through December 31, 2001. Severance costs relating to the employee terminations included in the results of operations for the year ended December 31, 2001 were approximately $1.5 million. The Company had two remaining full time employees at December 31, 2001.

As a result of the termination of its customer contracts, beginning July 1, 2001 the Company has no revenue-producing contracts or operations.

During the third and fourth quarters of 2001 the Company continued to analyze and consider various financial and strategic alternatives available to the Company, including the possible licensing or sale of its MARKETBridges software platform. By year-end 2001, the Company concluded that the licensing or sale of its MARKETBridges software platform was remote, primarily as a result of prevailing market conditions and the business failure of a key supplier to the MARKETBridges software platform. Accordingly, the Company wrote off the carrying value of its MARKETBridges software with a charge to operations of approximately $5.9 million, which is reflected as restructuring costs in the accompanying statement of operations.

In connection with its asset preservation plan, the Company took actions to reduce expenditures, liabilities and commitments and to preserve cash. Through December 31, 2001, the Company was able to extinguish liabilities and commitments aggregating approximately $7.7 million for aggregate cash payments of approximately $1.35 million.

In December 2001, the Company revised its strategic direction to acquire manufacturing, distribution or services companies and began actively seeking out possible acquisition candidates. The Company is currently seeking to most effectively deploy its remaining cash, debt capacity (if any) and its net operating loss carryforwards.

There can be no assurance that the Company will be successful in any of its acquisition endeavors.

As of December 31, 2001, the Company had terminated its prior operations and has no relevant operating history. The Company faces all of the risks of a new business and the special risks inherent in the investigation, acquisition, or involvement in a new business opportunity. The Company must be regarded as a new or "start-up" venture with all of the unforeseen costs, expenses, problems, and difficulties, to which such ventures are subject.

Significant Accounting Policies

Certain amounts have been reclassified from prior years' classifications to conform with the current year's presentation.

Cash and Cash Equivalents

The Company classifies all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates fair value.

Concentration of Credit Risk

At December 31, 2001, all of the Company's trade accounts receivable were either collected or written off. At December 31, 2000, 56% of accounts receivable were due from one customer. The Company generally did not require collateral. The Company maintained an allowance for doubtful accounts for potential credit losses.

The Company's allowance for bad debts was approximately $1.25 million at December 31, 2000. The Company recorded a provision for doubtful accounts of $163,000 in 2001, approximately $1.15 million in 2000 and $50,000 in 1999. The Company wrote-off receivables of approximately $1.4 million in 2001 and $1.5 million in 1999. There were no write-offs of receivables during 2000.

Significant Customers

All of the Company's contracts with customers expired or were terminated on or about June 30, 2001. The Company provided services to two major clients, which were related through common control. Sales to the combined entities amounted to 82% in 2001 and 2000 and 54% in 1999. Accounts receivable due from the combined entities amounted to 56% and 27% of total receivables at December 31, 2000 and 1999, respectively.

Property and Equipment

Property and equipment was carried at cost through June 30, 2001. Equipment acquired under capital leases was stated at the lower of the present value of future minimum lease payments or fair value of the equipment at the inception of the lease. Through June 30, 2001, depreciation and amortization of property and equipment, other than leasehold improvements, were provided over the estimated useful lives of the assets (ranging from three to seven years) using the straight-line method. Leasehold improvements were amortized on a straight-line basis over the shorter of the respective lease term or estimated useful life of the asset. See discussion of sale of assets in Note 3.

As a result of the termination of customer contracts on or about June 30, 2001, the Company discontinued depreciation and amortization and began evaluating the marketability of its assets (see Long-Lived Assets below).

Revenue Recognition

Revenues related primarily to call center, order management and fulfillment services were recognized on a per transaction basis as the services were rendered.

Cost of revenues consisted primarily of direct labor costs for providing order management and fulfillment services and, to a lesser extent, the cost of contracting for third party call center and fulfillment center services.

Software Development

Software development costs related to the application development stage were capitalized and amortized over the estimated useful life of the software. All other software development costs were expensed as incurred.

Advertising Costs

Product advertising costs were expensed as incurred. Amounts expensed were approximately $33,000, $840,000 and $366,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes

Since its incorporation on January 1, 1998, the Company has accounted for income taxes under the liability method.

Long-Lived Assets

The Company evaluates the carrying values of long-lived assets to determine if the facts and circumstances suggest that they may be impaired. If this review indicates that long-lived assets will not be recoverable, as determined based on the undiscounted cash flows of the entity over the remaining amortization period, the carrying value of the long-lived assets will be reduced accordingly based on discounted cash flow analyses. The Company recorded impairment provisions of approximately $6.9 million during the year ended December 31, 2001 primarily related to the reevaluation and eventual write-off of the MARKETBridges software platform.

Net Loss Per Share

Basic and diluted net loss per share is computed based on the loss applicable to common stockholders divided by the weighted average number of shares of common stock outstanding during each period. Potentially dilutive securities consisting of warrants and stock options were not included in the calculation as their effect is antidilutive. If the Company had reported net income for the years ended December 31, 2001, 2000 and 1999, the dilutive shares calculation would have included no additional shares in 2001 and 2000 and 1,734,000 additional shares in 1999, respectively, before applying the treasury stock method. The number of dilutive shares resulting from assumed conversion of stock options would be determined by using the treasury stock method.

Stock Based Compensation

The Company has elected to follow Accounting Principles Board Opinion No. 25 (APB 25), "*Accounting for Stock Issued to Employees*," in accounting for its employee stock options and stock based awards. Under APB 25, if the exercise price of an employee's stock option equals or exceeds the market price of the underlying stock on the date of the grant, no compensation expense is recognized. The additional disclosures required under Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock Based Compensation," are included in note 12.

Fair Value of Financial Instruments

The Company's financial instruments include cash, accounts receivable, accounts payable and loans payable that are carried at cost, which approximates fair value.

2. Modification of services

During 2000, the Company announced its intention to modify its service offering by concentrating solely on a new software platform identified as MARKETBridges. Certain clients were converted from the Company's previous software platform, LYNX. All remaining capitalized costs relating to LYNX were amortized during 2000. See Note 3 for a summary of the sales of the assets related to the services which the Company discontinued during 2000.

Costs of approximately $4.9 million and $3.3 million were incurred to develop MARKETBridges during 2000 and 2001. The undepreciated balance of the software of approximately $5.9 million was written off in 2001.

The Company terminated all services pursuant to client contracts on or about June 30, 2001.

3. Sale of Assets

On September 28, 2000, the Company announced that it would focus on offering supply chain solutions for companies engaged in business-to-business commerce and transition out of its fulfillment and call center services operations. On December 14, 2000, the Company completed the sale of its fulfillment service assets, and on February 1, 2001, the Company completed the sale of its call center service assets. Details of the transactions follow:

	Fulfillment Services	Call Center Services
Carrying value of net assets sold	$167,000	$1,397,000
Net sales price	83,000	1,000,000
Loss on sale	$ 84,000	$ 397,000

The loss on the sale of assets was recorded in the statement of operations for the year ended December 31, 2000 and the call center assets were carried on the balance sheet at December 31, 2000 at their net realizable value based on the February 2001 sale.

By December 31, 2001, the Company had sold a portion of its property and equipment at a gain of approximately $95,000. The Company wrote-off property and equipment of approximately $967,000, during the year.

4. Details of Certain Balance Sheet Accounts

Property and equipment consist of the following:

	December 31, 2001	December 31, 2000
Software:		
MARKETBridges	$ —	$ 4,095,000
LYNX	—	1,164,000
Business software	—	460,000
		5,719,000
Furniture, fixtures and equipment	11,000	4,299,000
Leasehold improvements	—	846,000
	11,000	10,864,000
Less accumulated depreciation and amortization	—	4,083,000
	$11,000	$ 6,781,000

Accrued liabilities consist of the following:

	December 31, 2001	December 31, 2000
Accrued salaries and benefits	$ —	$ 338,000
Accrued property taxes	76,000	104,000
Accrued expenses	40,000	769,000
	$116,000	$1,211,000

5. Revolving Credit Line

In June 1999, the Company amended its credit agreement with a bank to provide the Company with a $2.0 million revolving line of credit, which matured on May 13, 2000. The line was not renewed. The weighted average interest rate in 1999 was 9.25%.

6. Long-term Debt

Long-term debt related to a long-term note in the amount of approximately $1.5 million. Principal and interest (at a rate of 6%) were payable quarterly through October 14, 2002. In October 2001, the Company settled the obligation for a discounted payment of $225,000 and recorded a gain of $295,000.

Interest expense under the revolving line of credit and long-term debt was approximately $25,000, $60,000 and $320,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

7. Restructuring Costs

In May 2000, the Company terminated the development of its browser-based software platform known as Mercury and eliminated its internal software development department. In addition, the Company completed a reorganization and reduced its workforce. The write-off of Project Mercury, plus the severance and other costs related to these events, amounted to approximately $2.5 million.

Costs of approximately $4.9 million and $3.3 million were incurred to develop MARKETBridges during 2000 and 2001. The undepreciated balance of the software of approximately $5.9 million was written off in 2001.

8. Income Taxes

The provision (benefit) for income taxes is reconciled with the statutory rate for the years ended December 31, 2001, 2000 and 1999 as follows:

	2001	2000	1999
Provision (benefit) computed at federal statutory rate	$(5,990,000)	$(6,642,000)	$(2,994,000)
State income taxes, net of federal tax effect	(530,000)	(560,000)	(261,000)
Change in deferred tax assets valuation allowance	6,594,000	6,975,000	3,253,000
Other	(74,000)	227,000	2,000
	$ —	$ —	$ —

Significant components of the deferred tax asset at December 31, 2001, 2000 and 1999 are as follows:

	2001	2000	1999
Deferred tax assets:			
Net operating loss carryforward	$ 17,772,000	$ 10,336,000	$ 4,114,000
Property and equipment	3,000	179,000	(59,000)
Accrued expenses	—	221,000	131,000
Prepaid insurance	(6,000)	(25,000)	(23,000)
Allowance for doubtful accounts	—	464,000	37,000
Total deferred tax assets	17,769,000	11,175,000	4,200,000
Less valuation allowance	(17,769,000)	(11,175,000)	(4,200,000)
Net deferred tax assets	$ —	$ —	$ —

The Company's total deferred tax assets have been fully reserved because of the uncertainty of future taxable income. Accordingly, no tax benefit has been recognized in the accompanying financial statements.

At December 31, 2001, the Company had accumulated approximately $48 million of federal and state net operating loss carryforwards, which may be used to offset taxable income and reduce income taxes in future years. The use of these losses to reduce future income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. The carryforwards, if not fully utilized, will expire from 2018 to 2021. Section 382 of the Internal Revenue Code of 1986, as amended (the "Code") imposes an annual limitation on the portion of the Company's net operating loss carryfowards that may be used to offset taxable income. The Company believes that the issuance of shares of common stock pursuant to the initial public offering on November 15, 1999 caused an "ownership change" for purposes of Section 382 of the Code on such date. Consequently, the Company believes that utilization of the portion of the Company's net operating loss carryforwards attributable to the period prior to November 16, 1999 is limited by Section 382 of the Code. The date of an "ownership change" is based upon a factual determination of the value of the stock of the Company on such date. If the "ownership change" was determined to have occurred at a date after November 15, 1999, additional net operating loss carryforwards would be limited by Section 382 of the Code. In addition, a second "ownership change" may occur in the future as a result of future changes in the ownership of the Company's stock, including the issuance by the Company of stock in connection with the acquisition of a business by the Company. A second "ownership change" would result in Code Section 382 limiting the Company's deduction of its future net operating loss carryforwards.

9. Stockholders' Equity

Common Stock

In February 1999, the Company completed a private placement of 4,500,000 shares of its common stock for a gross amount of $4.5 million. A third party was engaged to assist with the transaction, and was paid a commission of $281,250 plus warrants to purchase an aggregate of 1,000,000 shares of common stock at prices ranging from $1.00 to $3.00 per share. The warrants expire in February 2004.

In November 1999, the Company completed an IPO of 5,750,000 common shares (including underwriters' overallotment) for $8 per share. Net proceeds to the Company aggregated approximately $41.9 million. As of the closing date of the offering, all of the Series A convertible preferred stock outstanding was converted into 2,250,000 shares of common stock.

In December 1999, the Company issued 2,597,400 common shares as a result of the cashless conversion of the aforementioned warrants. The total number of warrants converted was 2,925,000 at $2.94 per share. In accordance with the terms of the original preferred stock purchase and sale agreement (see below), the number of shares issued was reduced by 327,600, which when multiplied by the then market price of the shares ($26.25), yielded an amount equal to the total exercise price of all the warrants. No cash proceeds were received from this transaction.

Preferred Stock

The Company has authorized preferred stock as follows:

Series A convertible preferred stock, $.0001 par value	1,111,111 shares
Series B redeemable preferred stock, $.0001 par value	1,111,111 shares
Series C non-voting preferred stock, $.0001 par value	3,200,000 shares
"Blank check" preferred stock, $.0001 par value	2,077,778 shares
Total	7,500,000 shares

In August 1999, the Company sold to outside investors, 1,111,111 shares of its Series A convertible preferred stock and 1,111,111 shares of its Series B redeemable preferred stock for gross proceeds of $12.0 million. The Series A preferred stock was convertible into common stock at a conversion price of $5.40 per share. However, in the event of an IPO, the conversion price was defined as the lesser of $5.40 or one-third of the issue price of the stock in the IPO. Therefore, upon the closing of the IPO, all of the Series A preferred stock was converted at $2.67. In addition, a deemed $6.0 million non-cash preferred stock dividend related to the embedded beneficial conversion feature of the Series A convertible preferred stock has been recorded in accordance with *"EITF 1998-5: Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios."*

The Series B redeemable preferred stock, in accordance with its terms, was redeemed at $5.40 per share by the Company upon the closing of the IPO.

In connection with the Series A preferred stock sale, the investors were issued warrants to purchase additional shares of common stock equal to 1.3 times the number of shares of common stock issuable with respect to the Series A preferred stock at an exercise price equal to 110% of the conversion price as described above. The fair value of the warrants on the date of grant was $635,555 and has been recorded as accretion of preferred stock discounts.

Also in connection with the sale of the Series A and B preferred stock, the Company amended and restated its Articles of Incorporation to establish Series A voting common stock as the sole class of outstanding common stock, and to convert Series B non-voting common stock into shares of Series C non-voting preferred stock.

No preferred stock was outstanding at December 31, 2001 or 2000.

As part of the sale of the Series A and B preferred stock, the Company paid commissions of $420,000 to an entity affiliated with a director of the Company.

On July 24, 2001, James C. Leslie, Chairman of the Board, and CLB Partners, Ltd. purchased an aggregate of 5,000,000 shares of the Company's common stock at $0.08 per share from Norman Charney (former Chairman and Chief Executive Officer) and CCLP, Ltd., a Texas limited partnership, of which David Charney (son of Norman Charney) is the sole general partner. This transaction resulted in an aggregate purchase price of $400,000. CLB Holdings LLC, a Texas limited liability company, is the general partner of CLB Partners, Ltd. Richard Bloch, a director of the Company, and Will Cureton are the managers of CLB Holdings LLC and the Richard and Nancy Bloch Family Trust and Will Cureton are the members of CLB Holdings LLC. These shares are subject to a Voting Agreement dated July 24, 2001 by and among CLB Partners, Ltd., James C. Leslie, Will Cureton, and Richard Bloch.

10. Stock Option Plan

The Company's Long-Term Incentive Plan (the "Plan"), approved in May 1999 and last amended in October 2000, provides for the issuance to qualified participants options to purchase up to 2,500,000 of common stock. As of December 31, 2001, options to purchase 765,000 shares of common stock were outstanding under the Plan.

The exercise price of the options is determined by the administrators of the Plan, but cannot be less than the fair market value of the Company's common stock on the date of the grant. Options vest ratably over periods of two to five years from the date of the grant.

Following is a summary of the activity of the Plan:

	Number of Options	Weighted Average Exercise Price
Outstanding, December 31, 1999	746,500	$3.57
Granted in 2000	2,047,500	2.69
Exercised in 2000	(76,000)	1.00
Canceled in 2000	(933,000)	3.26
Outstanding, December 31, 2000	1,785,000	2.81
Granted in 2001	335,000	0.27
Exercised in 2001	—	—
Canceled in 2001	(1,355,000)	2.33
Outstanding, December 31, 2001	765,000	2.52

Additional information regarding options outstanding as of December 31, 2001 is as follows:

	Options Outstanding		Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (Yrs.)	Number Exercisable	Weighted Average Exercise Price
\$0.50—\$1.00	260,000	8.65	85,900	\$0.84
\$1.91—\$2.66	362,000	8.40	144,740	\$2.55
\$5.40—\$5.94	143,000	8.06	60,200	\$5.79

On March 14, 2002, in an attempt to further align the interests of management and members of its Board of Directors with its stockholders, the Company granted an aggregate of 375,000 options, having a strike price of \$0.24 per share, to certain of its directors. In addition, the Company granted an aggregate of 1,000,000 performance-based options, 400,000 to its Chairman and 600,000 to its President & CEO. These management options, having an exercise price of \$0.24 per share, are intended to incentivize management by vesting upon achievement of certain levels of cash flow generated by the Company. Additionally, in March 2002, the Company authorized the cancellation of 450,000 options previously held by its President & CEO and the issuance of 425,000 shares of restricted stock in lieu thereof. The award of performance-based options and restricted stock to the President & CEO was made, in part, in exchange for a reduction of salary paid to its President & CEO. As of March 14, 2002, after the issuance of the aforementioned options, the Company had 1,690,000 options outstanding under the Plan.

The Company applies APB Opinion No. 25 and related interpretations in accounting for the Plan. Had compensation cost been recognized consistent with SFAS No. 123, the Company's net loss attributable to common stockholders and loss per share would have been increased to pro forma amounts indicated below for the year ended December 31, 2001:

Net loss attributable to common stockholders:	
As reported	\$(17,617,000)
Pro forma	\$ 17,798,000
Basic and diluted net loss per share:	
As reported	\$ (0.83)
Pro forma	\$ (0.84)

The Company used the Black-Scholes option pricing model to determine the fair value of grants made during 2001. The following weighted average assumptions were applied in determining the pro forma compensation cost:

Risk-free interest rate	5.0%
Expected option life in years	4.0
Expected stock price volatility	1.837
Expected dividend yield	0.0%

In February 1999, in a separate transaction outside of the Plan, an executive of the Company was granted options exercisable for 957,500 shares of common stock. The stock options are exercisable at any time at a price of \$1.00 per share which equaled the fair value of the common stock on the date of the grant. The term of the options is five years.

11. Employee Benefit Plan

The 401(k) Plan was terminated during 2001.

In October 1998, the Company adopted the ASD Systems Employees Profit Sharing Plan & Trust (the "401(k) Plan") to provide retirement and incidental benefits for the Company's employees. The 401(k) Plan covers substantially all employees who meet minimum age and service requirements. Employees vest at 20% per year, for five years of service, to share in the Company's matching contribution. As allowed under Section 401(k) of the Internal Revenue Code, the 401(k) Plan provides tax deferred salary reductions for eligible employees.

Employees may contribute from 1% to 19% of their annual compensation to the 401(k) Plan, limited to a maximum amount set by the Internal Revenue Service. The Company matches employee contributions at the rate of $0.25 per each $1.00 of contribution on the first 4% of deferred compensation. Company matching contributions to the 401(k) Plan were approximately $9,864 in 2001, $34,000 in 2000 and $23,000 in 1999.

12. Computations of Basic and Diluted Net Loss Per Common Share

	2001	2000	1999
Numerator for basic and diluted loss per common share:			
Net loss	$(17,617,000	$(19,534,000)	$ (8,807,000)
Preferred stock dividend	—	—	(6,000,000)
Accretion of preferred stock discount	—	—	(1,145,000)
	$(17,617,000)	$(19,534,000)	$(15,952,000)
Denominator for basic net loss per common share:			
Weighted average shares	21,230,900	21,173,196	11,464,285
Effect of dilutive securities:			
Employee stock options	—	—	—
Warrants	—	—	—
Basic and diluted net loss per common share	$ (0.83)	$ (0.92)	$ (1.39)

13. Commitments

In connection with the development of its MARKETBridges software platform, the Company entered into contractual agreements to acquire software licenses and engage software contract developers and incur other related costs in 2001 and subsequent years. During 2001, the Company paid and or settled liabilities and commitments aggregating approximately $7.7 million for cash payments of approximately $1.35 million.

In July 2001, the Company terminated services from one of its service providers for failure to meet certain service level requirements as required by the contract. The aggregate commitment pursuant to the contract was approximately $1.9 million. In December 2001, the Company executed a settlement agreement with the service provider under which (1) the Company will pay $150,000 to the service provider for past services performed and (2) both the Company and the service provider received mutual releases. The service provider is in Chapter 11 bankruptcy proceedings and the Company and the service provider received approval of the settlement agreement from the bankruptcy court in February 2002 whereupon payment of $150,000 was made to the service provider.

In February 2001, the Company leased new office space over a five-year term with monthly lease rentals approximating $49,000 a month. Additional monthly rent of $3,200 was to begin in May 2002 for related parking. In connection therewith, the Company issued the landlord a $350,000 letter of credit with a five-year term to secure the leasehold. In August 2001, the Company settled this lease obligation for cash payments of approximately $371,000 and the conveyance of approximately $95,000 in leasehold equipment, received a release under the letter of credit, and moved to new offices with a month-to-month lease term.

The Company remains a guarantor on the lease for the building that was assumed by the buyer of the Company's fulfillment business. This guarantee, in the aggregate gross amount of $497,000, terminates in April 2003.

14. Contingencies

In October 1999, a client advised the Company that it wished to terminate its relationship with the Company. Shortly thereafter, the client presented the Company with a summary of amounts representing lost revenues and other costs that the client asserted were caused by the Company. In February 2000, the Company and the client agreed to a settlement of the client's claims, and the amount owed by the client to the Company was adjusted to $350,000, resulting in total bad debts and claims costs of approximately $1.5 million.

On April 21, 2000, The Original Honey Baked Ham Company of Georgia, Inc. (HBH) filed suit against the Company in the United States District Court of the Northern District of Georgia for alleged injuries sustained as a result of the Company's alleged breach of contract. HBH claimed it was entitled to compensatory, incidental and consequential damages in an amount HBH alleged to be in excess of $10.0 million. The Company denied any liability, and in February 2001 filed a counterclaim against HBH to collect approximately $1.1 million in outstanding receivables from HBH.

On June 28, 2001, in order to avoid the costs, resources, and distractions of protracted litigation, as well as the inherently uncertain outcome of litigation, the Company settled its lawsuit with HBH for payment by the Company of $850,000 and the forgiveness of outstanding receivables of approximately $1.1 million. Under the terms of the settlement agreement, all pending litigation was resolved to the satisfaction of both parties. Costs related to this litigation and settlement have been reflected in selling, general and administrative expenses.

Between January 23, 2001 and February 21, 2001, five putative class action lawsuits were filed in the United States District Court for the Northern District of Texas, against the Company, certain of its directors, and a limited partnership of which a director is a partner. The five lawsuits assert causes of action under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, for an unspecified amount of damages on behalf of a putative class of individuals who purchased the Company's common stock between various periods ranging from November 11, 1999 to January 24, 2000. The lawsuits claim that the Company and the individual defendants made misstatements and omissions concerning the Company's products and customers. The Company denies the plaintiffs' allegations and intends to vigorously defend against the lawsuits.

The Company is also occasionally involved in other claims and proceedings which are incidental to its business. The Company cannot determine what, if any, material affect these matters will have on its future financial position and results of operations.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III.

Certain information required by Part III is incorporated by reference in this Annual Report on Form 10-K from our definitive Proxy Statement for our 2002 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A (the "Proxy Statement").

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this Item is incorporated by reference from the sections of the Proxy Statement captioned "Election of Directors" and "Management—Executive Officers."

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference from the sections of the Proxy Statement captioned "Election of Directors,"—"Management," "—Compensation Committee Interlocks and Insider Participation," "Board Report on Executive Compensation" and "Performance Graph."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this Item is incorporated by reference from the sections of the Proxy Statement captioned "Stock Ownership."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item is incorporated by reference from the sections of the Proxy Statement captioned "Management."

PART IV.

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) The following documents are filed as a part of this report:

1. *Financial Statements—Ascendant Solutions, Inc.* The following Financial Statements of the Company are included at Part II, Item 8, of this Annual Report on Form 10-K.

   Report of Independent Auditors

   Balance Sheets as of December 31, 2001 and 2000

   Statements of Operations for the years ended December 31, 2001, 2000 and 1999

   Statements of Stockholders' Equity (Deficit) for the years ended December 31, 2001, 2000 and 1999

   Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999

   Notes to Financial Statements

2. *Financial Statement Schedules.* All required schedules are omitted because the required information is not present in amounts sufficient to require submission of the schedule or because the information required is included in the financial statements or notes thereto.

3. *Exhibits.* The exhibits listed on the accompanying Index to Exhibits immediately following the signature page are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K.

(b) *Reports on Form 8-K*

None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on April 1, 2002.

ASCENDANT SOLUTIONS, INC.

By: /s/ DAVID E. BOWE
David E. Bowe
CEO, *President and Chief Financial Officer*

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed on the 1st day of April, 2002, below by the following persons on behalf of the registrant and in the capacities indicated.

Signature	Title
/s/ James C. Leslie James C. Leslie	Chairman of the Board
/s/ David E. Bowe David E. Bowe	Director, Chief Executive Officer, President and Chief Financial Officer *(Principal Executive, Financial and Accounting Officer)*
/s/ Jonathan R. Bloch Jonathan R. Bloch	Director
/s/ Richard L. Bloch Richard L. Bloch	Director
Melissa F. Crane	Director

Corporate Information

Directors & Management

James C. Leslie
Chairman of the Board of Directors
Ascendant Solutions, Inc.
President, Leslie Enterprises L.P.

David E. Bowe
President and Chief Executive Officer
Ascendant Solutions, Inc.

Jonathan R. Bloch
Managing Director
Gerard Klauer Mattison & Co., Inc.

Richard L. Bloch
Partner
CLB Partners, Ltd.

Melissa F. Crane
Partner
VantagePoint Venture Partners

Corporate Address

Current:
Ascendant Solutions, Inc.
15455 N. Dallas Parkway, 5th Floor
Addison, TX 75001
Phone: 972-764-3538
Facsimile: 972-764-3292

New address as of April 29, 2002:
Ascendant Solutions, Inc.
16250 Dallas Parkway, Suite 102
Dallas, TX 75248
Phone: 972-250-0945
Facsimile: 972-250-0934

www.ascendantsolutions.com

The Company's website is not part of the Company's Annual Report on Form 10-K for the year ended December 31, 2001, and the information contained on the Company's website is not incorporated herein.

Stock Symbol

The Common Stock of the Company is traded on the OTC Bulletin Board under the symbol ASDS.OB.

Transfer Agent

The Bank of New York
New York, New York
800-524-4458
www.stockbny.com

Corporate Counsel

Munsch Hardt Kopf & Harr, PC
Dallas, Texas

Independent Auditors

Ernst & Young LLP
Dallas, Texas

Annual Meeting of Stockholders

The Company will hold its annual meeting of Stockholders on Thursday, May 23, 2002 at 11:00 am CDT at the Corporate Headquarters located at 16250 Dallas Parkway, Suite 102, Dallas, TX 75248.

Form 10-K

The Company's Annual Report on Form 10-K for the year ended December 31, 2001 has been filed with the Securities and Exchange Commission. A copy of this report, including the financial statements and the financial statement schedules, may be obtained without cost by writing, calling or e-mailing the Company at the Corporate Offices.

ASCENDANT
SOLUTIONS℠

New Corporate Address: Ascendant Solutions, Inc. ◦ 16250 Dallas Parkway, Suite 102 ◦ Dallas, TX 75248
Phone: 972-250-0945 ◦ Facsimile: 972-250-0934